Filed Pursuant to Rule 433

Registration Statement No. 333-180488

	MITTS® Linked to the Dow Jones Industrial AverageSM	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Bank of America Corporation (“BAC”)
Original Offering Price	$10.00 per unit
Term	Approximately seven years
Market Measure	Dow Jones Industrial AverageSM (Bloomberg symbol: “INDU”)
Payout Profile at Maturity	• 100% participation in increases in the Market Measure, subject to the Capped Value • If the Market Measure decreases, payment at maturity will be the principal amount
Capped Value	[$14.70 to $15.70], a [47% to 57%] return over the Original Offering Price, to be determined on the pricing date
Participation Rate	100%, to be determined on the pricing date.
Minimum Redemption Amount	$10.00 per unit
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312515070507/d879726d424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may not earn a return on your investment.
•

Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•

You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BAC’s Central Index Key, or CIK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-294-1322. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.